KIDD & TRUVILLION-KEMP INC.

DBA CoCo Noir Wine Shop

CONSOLIDATED FINANCIAL STATEMENT FOR
THE PERIOD ENDED AUGUST 6, 2020

TABLE OF CONTENTS

KIDD & TRUVILLION-KEMP INC.
DBA CoCo Noir Wine Shop
CONSOLIDATED BALANCE
SHEET AUGUST 6, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	**2000**
Accounts receivable, net		**0**
Inventory		**0**
Loans receivable - related party		**0**
Prepaid expenses and other current assets		**0**
TOTAL CURRENT ASSETS		**2000**
PROPERTY AND EQUIPMENT		
Property and equipment, net		**0**
OTHER ASSETS		
Intangible assets, net		**0**
Deposits		**0**
		0

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	**0**
Credit cards payable		**0**
Warranty reserve		**0**
Accrued expenses		**0**
Sales tax payable		**0**
Deferred revenue		**0**
TOTAL CURRENT LIABILITIES		**0**
TOTAL LIABILITIES		**0**
SHAREHOLDERS' EQUITY		
Common stock, authorized 990,000 shares,		0
990,000 shares issued and outstanding, $0.00001 par value.		0
Additional paid-in capital		0
Retained earnings		**0**
TOTAL SHAREHOLDERS' EQUITY		**0**

KIDD & TRUVILLION-KEMP INC. DBA
CoCo Noir Wine Shop
CONSOLIDATED STATEMENT OF INCOME
AUGUST 6, 2020

REVENUES	$	0
COST OF GOODS SOLD		0
GROSS PROFIT		0
OPERATING EXPENSES		
Advertising and marketing		
Bank fees		
Bonus and commission		
Contractors and consultants		
Depreciation expense		
Insurance expense		
IT expense		
Legal and professional fees		
Licenses		
Meals and entertainment		
Miscellaneous expenses		
Office supplies		
Payroll expense		
Postage and delivery		
Rent and lease		
Research and development		
Travel		
Utilities		
TOTAL OPERATING EXPENSES		0
NET OPERATING LOSS		0
OTHER INCOME/(EXPENSE)		
Interest expense		
Interest income		
TOTAL OTHER INCOME/(EXPENSE)		**0**
NET INCOME (LOSS)	$	**0**
OTHER COMPREHENSIVE INCOME/(LOSS)		
Foreign currency translation gain/(loss)		**0**
TOTAL COMPREHENSIVE LOSS	$	**0**

KIDD & TRUVILLION-KEMP INC.
DBA CoCo Noir Wine Shop
CONSOLIDATED STATEMENT OF
EQUITY AUGUST 6, 2020

	Common Stock		Preferred Stock		Additional		Retained Earnings	
BEGINNING BALANCE, February 21, 2020 (INCEPTION)	-	$ -	-	$ -	$ -		$ -	$ -
Contributions								
Other comprehensive gain/(loss)	-	-	-	-	-			
Net income	-	-	-	-	-			
ENDING BALANCE, AUGUST 6, 2020	0	$ 0	0	$	$ 0	$	0	$ 0

KIDD & TRUVILLION-KEMP INC.
DBA CoCo Noir Wine Shop
CONSOLIDATED STATEMENT OF CASH
FLOWS AUGUST 6, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	0
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation expense		0
(Increase) decrease in assets:		
Accounts receivable		(0)
Inventory		0
Prepaid expenses and other current assets		(0)
Security deposit		(0)
Increase (decrease) in liabilities:		
Accounts payable		0
Credit cards payable		0
Warranty reserve		0
Sales tax payable		0
Deferred revenue		0
Accrued expenses		0
CASH USED FOR OPERATING ACTIVITIES		**0**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets		(0)
Issuance of notes receivable - related party		(0
Cash used for intangible assets		(0
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		**(0)**
CASH FLOWS FROM FINANCING ACTIVITIES		**0**
Issuance of common and preferred stock		
CASH PROVIDED BY INVESTING ACTIVITIES		**0**
NET INCREASE (DECREASE) IN CASH		**0**
CASH AT BEGINNING OF YEAR		**0**
CASH AT END OF YEAR	$	**0**

CASH PAID DURING THE YEAR FOR:

INTEREST	$	0

SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:

STOCK ISSUANCE IN EXCHANGE FOR ASSETS	$	0

KIDD & TRUVILLION-KEMP INC.
DBA CoCo Noir Wine Shop
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT AUGUST 6, 2020

1. Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from inception (February 21, 2020) through **AUGUST 6**, 2020.

KIDD & TRUVILLION-KEMP , Inc. was incorporated in the State of California on February 21, 2020.

Kidd & Truvillion-Kemp, the creator of CoCo Noir Wine Shop, is a urban wine retail shop located in Oakland California. Coco Noir Wine Shop will sell wine that is produced by women winemakers and winemakers of color to consumers

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of KIDD & TRUVILLION-KEMP , Inc and
CoCo Noir Wine Shop.
(collectively, the "Company). KIDD & TRUVILLION-KEMP , Inc is fully owned by KIDD & TRUVILLION-KEMP , Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.   **Summary of Significant Accounting Policies (continued)**

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of August 6, 2020 the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of August 6, 2020, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At August 6, 2020, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years.
Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of California

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                         assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                         marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and

(4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

Unshipped orders are recorded as deferred revenues. The Company has recorded $0 in revenue from inception of February 21, 2020 through August 6, 2020.

Warranty Reserve

The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $0 for the year ending August 6, 2020.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

1   **Summary of Significant Accounting Policies (continued)**
New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting
Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers".
Under this guidance, revenue is recognized when promised goods or services are
transferred to customers in an amount that reflects the consideration expected to be
received for those goods or services. The updated standard will replace most existing
revenue recognition guidance under U.S. GAAP when it becomes effective and permits
the use of either the retrospective or cumulative effect transition method. Early adoption
is not permitted. The updated standard for nonpublic entities will be effective after
December 15, 2020, and interim periods within annual periods beginning after
December 15, 2021. The Company is currently evaluating the effect that the updated
standard will have on the financial statements and related disclosures.

2   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or

threatening litigation against the Company or its members.

3   **Property and Equipment**

Property and equipment consisted of the following at August 6, 2020:

Property and equipment at cost:

Office equipment	$ 0
	0
Less: Accumulated depreciation	0
Total	$ 0

The Company has provided loans to related parties of the Company valued at $0 as of
August 6, 2020. Interest is accrued annually at the applicable federal rate. There are
no minimum monthly payments and no maturity date. Management intends to pay
back the Company within the year.

5   <u>**Equity**</u>

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is nine hundred ninety-nine thousand shares of Common Stock. As of August 6, 2020, all 990,000 shares have been issued and are outstanding.

6   <u>**Subsequent Events**</u>

The Company has evaluated subsequent events through August 6, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.